Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED

DECEMBER 31, 2017 AND 2016

(Presented in thousands of United States dollars, unless otherwise stated)

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management of Fortuna Silver Mines Inc. (the “Company”) (“we”, “us” or ”our”) have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and the accompanying Management’s Discussion and Analysis (“MD&A”) and are responsible for their content. The financial information presented in the MD&A is consistent with the information that is contained in the consolidated financial statements. The consolidated financial statements include, where necessary, amounts based on our estimates and judgement.

In order to discharge our responsibility for the integrity of the financial statements, the Company maintains a system of Internal Control over Financial Reporting and Disclosure Controls and Procedures. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with our authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in the hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well defined areas of responsibility.

The Board of Directors is responsible for overseeing the performance of our responsibilities for financial reporting and internal control over Financial Reporting and Disclosure Controls and Procedures. The Audit Committee, which is composed of non-executive directors, meets with us as well as the external auditors to ensure that we are properly fulfilling our financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, and the adequacy of the system of internal controls, and to review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

/s/ Jorge Ganoza Durant	/s/ Luis Ganoza Durant
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
March 15, 2018

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KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Fortuna Silver Mines Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Fortuna Silver Mines Inc. (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2017, the consolidated statements of income, comprehensive income, cash flows and changes in equity for the year then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Comparative Information

The consolidated financial statements of Fortuna Silver Mines Inc. as at and for the year ended December 31, 2016 were audited by another auditor who expressed an unmodified (unqualified) opinion on those financial statements on May 12, 2017.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 15, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

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Fortuna Silver Mines Inc.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 2017.

Chartered Professional Accountants

Vancouver, Canada

March 15, 2018

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KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fortuna Silver Mines Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Fortuna Silver Mines Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company, which comprise the consolidated statement of financial position as at December 31, 2017, the consolidated statements of income, comprehensive income, cash flows and changes in equity for the year then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”), and our report dated March 15, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, under the heading Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

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Fortuna Silver Mines Inc.

and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Vancouver, Canada

March 15, 2018

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Fortuna Silver Mines Inc.

Consolidated Income Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars, except per share amounts)

	Year ended December 31,
	2017	2016
Sales (note 25)	$268,111	$210,255
Cost of sales (note 26)	158,551	129,649
Mine operating income	109,560	80,606

Other expenses (income)
Selling, general and administration (note 27)	24,911	31,117
Exploration and evaluation	1,534	177
Share of loss of equity-accounted investee	192	-
Foreign exchange loss (gain)	2,034	(649)
Impairment reversal (note 14)	(31,119)	-
Other expenses (note 28)	1,681	1,420
	(767)	32,065

Operating Income	110,327	48,541

Finance items
Interest income	(1,950)	(328)
Interest expense	1,674	2,147
Accretion of provisions	684	665
Loss (gain) on financial assets and liabilities carried at fair value	4,968	(1,053)
	5,376	1,431

Income before taxes	104,951	47,110

Income tax (note 29)
Current income tax expense	34,863	29,063
Deferred income tax expense	3,783	189
	38,646	29,252

Net income for the year	$66,305	$17,858

Earnings per share (note 24)
Basic	$0.42	$0.13
Diluted	$0.42	$0.13

Weighted average number of common shares outstanding during the year (000's)
Basic	158,036	136,888
Diluted	158,312	138,053

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars)

	Year ended December 31,
	2017	2016

Net income for the year	$66,305	$17,858

Items that may in the future be reclassified to profit or loss:
Change in fair value of hedging instruments, net of $nil tax (note 10b)	369	85
Change in fair value of marketable securities, net of $nil tax (note 6)	(307)	334
Total other comprehensive income for the year	62	419
Comprehensive income for the year	$66,367	$18,277

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Financial Position

As at December 31, 2017 and 2016

(Presented in thousands of US dollars)

	December 31,	December 31,
	2017	2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$183,074	$82,484
Short term investments (note 5)	29,500	41,100
Marketable securities (note 6)	556	1,579
Derivative assets (note 10)	140	973
Accounts and other receivables (note 8)	36,370	24,987
Income tax receivable	130	72
Inventories (note 9)	17,753	13,572
Prepaid expenses	3,231	2,145
Assets held for sale (note 11)	1,701	-
	272,455	166,912
NON-CURRENT ASSETS
Mineral properties and exploration and evaluation assets (note 13)	296,612	263,535
Plant and equipment (note 15)	133,664	130,863
Investment in associate (note 7)	2,694	-
Other non-current receivables (note 12)	1,223	562
Deferred tax assets (note 29)	-	471
Deposits on non-current assets	-	572
Total assets	$706,648	$562,915

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 16)	$41,476	$40,160
Current portion of closure and rehabilitation provisions (note 21)	1,656	1,121
Income taxes payable	14,237	14,447
Current portion of finance lease obligations (note 19)	906	2,128
Derivative liabilities (note 10)	2,328	254
	60,603	58,110
NON-CURRENT LIABILITIES
Bank loan (note 18)	39,871	39,768
Other liabilities (note 20)	1,356	3,544
Closure and rehabilitation provisions (note 21)	12,577	12,091
Deferred tax liabilities (note 29)	28,657	25,345
Lease obligations (note 19)	-	906
Total liabilities	143,064	139,764

EQUITY
Share capital (note 23)	418,168	343,963
Reserves	16,015	16,092
Retained earnings	129,401	63,096
Total equity	563,584	423,151

Total liabilities and equity	$706,648	$562,915

/s/ Jorge Ganoza Durant	/s/ Robert R. Gilmore
Jorge Ganoza Durant	Robert R. Gilmore
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Cashflows

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars)

	Year ended December 31,
	2017	2016
OPERATING ACTIVITIES
Net income for the year	$66,305	$17,858
Items not involving cash
Depletion and depreciation	42,522	33,024
Accretion of provisions	684	665
Income taxes	38,646	29,252
Share based payment recovery (expense), net of cash settlements	(36)	8,430
Share of loss of equity-accounted investee (note 7)	192	-
Impairment reversal of mineral properties, plant and equipment (note 14)	(31,119)	-
Impairment charges	2,637	1,423
Unrealized foreign exchange loss	910	-
Unrealized loss (gain) on financial assets carried at fair value	3,386	(1,053)
Other	14	(86)
	124,141	89,513
Accounts and other receivables	(11,782)	(18,521)
Prepaid expenses	(899)	(630)
Inventories	(4,744)	(2,922)
Trade and other payables	542	4,861
Rehabilitation payments	(793)	(349)
Cash provided by operating activities	106,465	71,952
Income taxes paid	(36,190)	(17,513)
Interest paid	(1,796)	(2,028)
Interest income	1,723	289
Net cash provided by operating activities	70,202	52,700

INVESTING ACTIVITIES
Purchase of Lindero Project, net of cash received (note 13(b))	-	(4,876)
Purchase of short term investments	(150,759)	(46,914)
Redemption of short term investments	160,636	41,845
Investment in marketable securities (notes 6 and 7)	(2,153)	(1,165)
Purchases of mineral properties, plant and equipment	(47,060)	(40,229)
Proceeds from sale of assets	47	10
Cash used in investing activities	(39,289)	(51,329)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	76,686	10,025
Share issuance costs	(5,018)	-
Repayments of finance lease obligations	(2,128)	(1,219)
Cash provided by financing activities	69,540	8,806
Effect of exchange rate changes on cash and cash equivalents	137	89
Increase in cash and cash equivalents during the year	100,590	10,266
Cash and cash equivalents, beginning of the year	82,484	72,218
Cash and cash equivalents, end of the year	$183,074	$82,484

Cash and cash equivalents consists of:
Cash	$80,054	$78,029
Cash equivalents	103,020	4,455
Cash and cash equivalents, end of the year	$183,074	$82,484

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars, except for shares amounts)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Foreign currency reserve	Retained earnings	Total equity

Balance at January 1, 2016	129,240,567	$203,953	$14,169	$(307)	$-	$1,115	$45,238	$264,168
Total comprehensive income
Net income for the year	-	-	-	-	-	-	17,858	17,858
Other comprehensive income	-	-	-	85	334	-	-	419
Total comprehensive income	-	-	-	85	334	-	17,858	18,277

Transactions with owners of the Company
Issuance of shares for mineral property	14,569,045	122,813	-	-	-	-	-	122,813
Issuance of warrants	-	-	7,401	-	-	-	-	7,401
Exercise of stock options	2,236,861	8,464	(2,621)	-	-	-	-	5,843
Exercise of warrants	931,700	8,733	(4,552)	-	-	-	-	4,181
Share-based payments (note 22)	-	-	468	-	-	-	-	468
	17,737,606	140,010	696	-	-	-	-	140,706

Balance at December 31, 2016	146,978,173	$343,963	$14,865	$(222)	$334	$1,115	$63,096	$423,151

Balance at January 1, 2017	146,978,173	$343,963	$14,865	$(222)	$334	$1,115	$63,096	$423,151
Total comprehensive income
Net income for the year	-	-	-	-	-	-	66,305	66,305
Other comprehensive income	-	-	-	369	(307)	-	-	62
Total comprehensive income	-	-	-	369	(307)	-	66,305	66,367

Transactions with owners of the Company
Issuance of common shares	11,873,750	74,804	-	-	-	-	-	74,804
Share issuance costs	-	(5,018)	-	-	-	-	-	(5,018)
Exercise of warrants (note 23c)	238,515	2,168	(1,084)	-	-	-	-	1,084
Exercise of stock options	307,160	1,123	(325)	-	-	-	-	798
Issuance of shares for mineral property (note 13a)	239,385	1,128	-	-	-	-	-	1,128
Share-based payments (note 22)	-	-	1,270	-	-	-	-	1,270
	12,658,810	74,205	(139)	-	-	-	-	74,066

Balance at December 31, 2017	159,636,983	$418,168	$14,726	$147	$27	$1,115	$129,401	$563,584

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

1.	Reporting Entity

Fortuna Silver Mines Inc. and its subsidiaries (the "Company") is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico, and is developing the Lindero Gold Project in northern Argentina.

Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.	Basis of Presentation

Statement of Compliance

These consolidated financial statements have been prepared by management of the Company in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of December 31, 2017. On March 15, 2018, the Company's Board of Directors approved these financial statements for issuance.

Presentation and Functional Currency

These financial statements are presented in United States Dollars (“$” or "US$"), which is the functional currency of the Company. Reference to C$ are to Canadian dollars. All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair values (Note 31) at the end of each reporting period.

3.	Significant Accounting Policies

The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

(a)	Basis of Consolidation

These financial statements include the accounts of the Company. All significant intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and had the ability to affect those returns through its power over the investee.

Fortuna Silver Mines In. is the ultimate parent entity of the group. At December 31, 2017, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	2017	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose Mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Mine under construction

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

(b)	Foreign Currency Translation

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at each financial position date. Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

(c)	Financial Instruments

i.	Financial Assets

The Company classifies all financial assets as either fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”), loans and receivables, or available-for-sale (“AFS”). The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

Financial Assets at Fair Value Through Profit or Loss (“FVTPL”)

Financial Assets are classified as FVTPL when the financial asset is held-for-trading or it is a designated FVTPL on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Financial assets classified as FVTPL are stated at fair value with any resulting gain or loss recognized in profit or loss in the period in which they arise. Transaction costs related to financial assets classified as FVTPL are recognized immediately in profit or loss.

Held-to-Maturity (“HTM”)

HTM investments are recognized on a trade-date basis and are initially measured at fair value including transaction costs. The Company does not have any assets classified as HTM investments.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially measured at fair value, net of transaction costs and are classified as current or non-current assets based on their maturity date, and subsequently measured at amortized cost, using the effective interest method, less any impairment. The impairment loss of receivables is based on a review of all outstanding amounts at each reporting period. Interest income is recognized by applying the effective interest rate.

Available-For-Sale (“AFS”)

AFS financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.

AFS financial assets are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income (loss) until realized through disposal or impairment. Investments classified as AFS are written down to fair value through profit or loss whenever it is necessary to reflect prolonged or significant decline in the value of the assets. Realized gains and losses on the disposal of AFS securities are recognized in profit or loss.

Impairment of Financial Assets

Financial assets, other than those at FVTPL are assessed for indicators of impairment at each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated further cash flows of the investment have been impacted.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets carried at amortized cost, excluding trade receivables, is directly reduced by the impairment loss. The carrying amount of trade receivables is reduced through the use of an allowed allowance. Subsequent recoveries of accounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if in a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had an impairment not been recognized.

Derecognition of Financial Assets

A financial asset is derecognized when:

•	the contractual right of the asset’s cash flows expires; or
•	if the Company transfers the financial asset and substantially all risks and reward of ownership to another entity.

ii.	Financial Liabilities

Long term debt and other financial liabilities are recognized initially at the fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

iii.	Derivative Instruments

Derivative instruments are recorded at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in profit or loss with the exception of derivatives designated as effective cash flow hedges.

Derivatives not being accounted for as hedges are categorized as held-for-trading. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.

Fair value of the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index. Gains or losses are recorded in profit and loss.

For cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS39”), the effective portion of any gain or loss on the hedging instrument is recognized in other comprehensive income (“OCI”) and the ineffective portion is reported as a gain (loss) on derivatives in profit or loss.

Hedge accounting is discontinued prospectively when:

•	the hedge instrument expires or is sold, terminated, or exercised;
•	the hedge no longer meets the criteria for hedge accounting; and,
•	the Company revokes the designation.

The Company considers derecognition of a cash flow hedge when the related forecast transaction is no longer expected to occur. If the Company revokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in OCI from the period when the hedge was expected to occur. Otherwise, the cumulative gain or loss on the hedge instrument that has been recognized in OCI from the period when the hedge was effective is reclassified from equity to profit or loss.

Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

iv.	Effective Interest Method

The effective interest method calculates the amortized cost of a financial instrument and allocates the interest income or expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts or payments over the expected life of the financial instrument, or where appropriate, a shorter period, to the net carrying amount on initial recognition. Income or expense is recognized on an effective interest basis for instruments other than those financial instruments classified as FVTPL.

(d)	Cash and Cash Equivalents

Cash and cash equivalents are designated as loans and receivables. Cash and cash equivalents include cash on hand, demand deposits, and money market instruments with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(e)	Inventories

Inventories include metal contained in concentrates, stockpiled ore, materials and supplies. Costs allocated to metal inventories are based on average costs, which include direct mining costs, direct labor and material costs, mine site overhead, depletion and amortization. Costs allocated to materials and supplies are based on weighted average costs and include all costs of purchase and other costs in bringing these inventories to their existing location and condition. If carrying value exceeds net realizable amount, a write down is recognized. The write down may be reversed in a subsequent period if the circumstances which caused it no longer exist, to the extent that the related inventory has not been sold. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

(f)	Investment in Associates

Associates are those entities in which the Company has significant influence, but not control or joint control, over the entity's financial and operating policies. Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence ceases.

(g)	Exploration and Evaluation Assets

Significant payments related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and a full evaluation of a property’s potential is dependent on many factors including, but not limited to, location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices.

The Company defers the cost of acquiring, maintaining its interest and exploring mineral properties as exploration and evaluation assets when future inflow of economic benefits from the properties is probable and until such time as the properties are placed into development, abandoned, sold, or considered to be impaired in value.

If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. The Company uses the following criteria in its assessment:

•	the property has mineral reserves as referred to in Canadian National Instrument 43-101, and
•	when legal, permitting and social matters have been resolved sufficiently to allow mining of the body.

If no mineable ore body is discovered, all previously capitalized costs are expensed in the period in which it is determined the property has no economic value.

Proceeds received from the sale of interests in exploration and evaluation assets are credited to the carrying value of the mineral properties, plant and equipment. Exploration costs that do not relate to any specific property are expensed as incurred.

Page | 14

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

(h)	Mineral Properties, and Plant and Equipment

i.	Operational Mining Properties and Mine Development

For operating mines, all mineral property expenditures are capitalized and amortized based on the unit-of-production method considering the expected production to be obtained over the life of the mineral property. The expected production includes proven and probable reserves and the portion of inferred resources expected to be extracted economically as part of the production cost.

Costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of inferred resources where it is considered highly probable that those resources are expected to be extracted economically.

The expected production to be obtained over the life of the mineral property is based on our life-of mine production plans which typically include a portion of inferred resources, and therefore differ from the life-of-mine plans we publish as part of our 43-101 compliant technical reports which are based on reserves only. The decision to use inferred resources, and the portion of inferred resources to be included varies for each operation and is based on the geological characteristics of the ore body, the quality and predictability of inferred resources, and the conversion of inferred resources into measured and indicated ("M&I") that we have historically achieved in the past.

Many factors are taken into account during resource classification including; the quality of drilling and sampling, drill/sample spacing, sample preparation and analysis, geological logging and modelling, database construction, geological interpretation and modelling, statistical/geostatistical analysis, interpolation method, local estimation, engineering studies, economic parameters, and reconciliation with actual results.

Once the integrity of the data has been established, two important considerations around classification of resources are geologic continuity and possible variation of thickness and grade between samples. For our inferred resources at San Jose and Caylloma we are able to achieve a significant level of confidence on the existence of mineable material as geological continuity has been established by consistent drill hole intercepts both along strike and down-dip which provides us with reasonable confidence in the location of the structures. The vast majority of the inferred resources are interpolated, estimated between existing drill hole intercepts, as opposed to extrapolated where the grades are estimated beyond the furthest sample point, adding to our confidence in the geologic continuity of the veins. Furthermore, San Jose and Caylloma are not structurally complex deposits where faulting has disrupted geologic continuity.

With regards to the variation of thickness and grade between samples, we use statistical means to calculate the probability that tonnage and grade content falls within a certain accuracy over a given timeframe. If the potential variation is estimated to be within ± 25 % at 90 percent confidence globally, we classify it as an inferred resource. This is equivalent to stating that we have 95 percent confidence that greater than 75 % of the inferred tonnes, grade, and metal content will ultimately be recovered by the mine and hence that the same percentage or higher will be converted from an inferred resource to an indicated resource through infill drilling as per our policy of upgrading prior to production.

As part of our process to include inferred resources into our life-of-mine production plans we apply an economic cut-off to identify only the material that can be considered profitable to mine within our mine designs and at this time we apply a conversion or “risk” factor to the mining blocks comprised of inferred resources we include in such mine production plans. This conversion factor is based on the predictability of conversion derived from statistical estimates of confidence as described above and the support from historic conversion rates of inferred resources into M&I at each of our mines. The conversion factors used in our 2017 and 2016 life-of-mine plans were 90% at San Jose and between 80% and 87% at Caylloma, depending on the veins being mined.

The percentage of inferred resources included as a component of the total mineable inventory (reserve + resource) considered in the 2018 life-of-mine evaluation for each operation as of December 31, 2017 was San Jose 23% (2016 and 2015: 28% and 53%); Caylloma 60% (2016 and 2015: 38% and 33%).

The Company reviews the conversion factors including past experience in assessing the future expected conversion of inferred resources to be used in the life-of-mine plans for inclusion of inferred resources once a year in light of new geologic information and conversion data and when events or circumstances indicate that a review should be made. The Company continually monitors expected conversion and any changes in estimates that arise from this review are accounted for prospectively.

Significant estimation is involved in determining resources and in determining the percentage of resources ultimately expected to be converted to reserves, which we determine based on careful consideration of both internal and external technical and economic data. Estimation of future conversion of resources is inherently uncertain and involves significant judgment and actual outcomes may vary from these judgments and estimates and such outcomes may have a material impact on the results. Revisions to these estimates are accounted for in the period in which the change in estimate arises.

Costs of abandoned properties are written-off.

Page | 15

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

Commercial Production

Capital work in progress consists of expenditures for the construction of future mines and includes pre-production revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point in time in which a mine and plant has completed the operational commissioning and has operational results that are expected to remain at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs. The determination of when commercial production commences is based on several qualitative factors including but not limited to the following:

•	all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed; and
•	the ability to sustain ongoing production of ore at a steady or increasing level.

On the commencement of commercial production depletion of each mining property will be provided on a unit-of-production basis. Any costs incurred after the commencement of production are capitalized to the extent they give rise to a future economic benefit.

ii.	Plant and Equipment

Completed property, plant and equipment are recorded at cost, net of accumulated depreciation and impairments. Costs directly related to construction projects are capitalized to work in progress until the asset is available for use in the manner intended by management. Assets, other than capital works in progress, are depreciated to their residual values over their estimated useful lives as follows:

Land and buildings

Land	Not depreciated
Mineral properties	Units of production	Declining balance
Buildings, located at the mine	Units of production	Declining balance
Buildings, others (1)	6-10 years	Straight line
Leasehold improvements (1)	4-8 years	Straight line

Plant and equipment

Machinery and equipment (1)	3-15 years	Straight line
Furniture and other equipment (1)	2-13 years	Straight line
Transport units	4-5 years	Straight line
Capital work in progress	Not depreciated

(1) The lesser of useful life or life of mine.

Equipment under finance lease is initially recorded at the present value of minimum lease payments at the inception of the lease and depreciated over the shorter of the lease term or useful life. Spare parts and components included in machinery and equipment, depending on the replacement period of the initial component, are depreciated over 8 to 18 months.

Borrowing costs attributed to the construction of qualifying assets are capitalized to mineral properties, plant and equipment, and are included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the assets are ready for use in the manner intended by management.

On an annual basis, the depreciation method, useful economic life, and residual value of each component asset is reviewed with any changes recognized prospectively over its remaining useful economic life.

(i)	Asset Impairment

At the end of each reporting period, the Company makes an assessment of impairment indicators and if there are such indicators, then the Company performs a test of impairment.

For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units. These are typically individual mines or development projects. Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal (“FVLCD”) and value in use.

Page | 16

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

When the recoverable amount is assessed using pre-tax discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs are compatible with the current condition of the business. The cash flow forecasts are based on best estimates of the expected future revenues and costs, including the future cash costs of production, sustaining capital expenditures, and reclamation and closure costs.

Where a FVLCD model is used the cash flow forecast includes net cash flows expected to be realized from extraction, processing, and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves and the portion of resources expected to be extracted economically.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized into earnings immediately.

(j)	Borrowing Costs

Interest and other financing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities. (“qualifying assets’) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use.

Capitalization of borrowing costs incurred commences on the date the following three conditions are met:

•	expenditures for the qualifying asset are being incurred;
•	borrowing costs are being incurred; and,
•	activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Borrowing costs incurred after the qualifying assets are ready for their intended use are expensed in the period in which they are incurred.

Transaction costs, comprised of legal fees and upfront commitment fee, associated with the credit facility for general working capital and for future capital projects are recorded as a debit to the bank loan and are amortized over the term of the credit facility using the effective interest rate method.

All other borrowing costs are expensed in the period in which they are incurred.

(k)	Assets Held for Sale

A non-current asset is classified as held for sale when it meets the following critieria:

•	The non-current asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; and,
•	The sale of the non-current asset is highly probable. For the sale to be highly probable:
o	The appropriate level of management must be committed to a plan to sell the asset;
o	An active program to locate a buyer and complete the plan must have been initiated;
o	The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;
o	The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and
o	Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Assets held for sale are not depreciated and are recorded at the lower of their carrying amount and fair value less costs to sell.

(l)	Leases

A lease is classified as a finance lease when substantially all of the risks and rewards incidental to ownership of the leased asset are transferred from the lessor to the lessee by the agreement. At the commencement of the lease term, finance leases are recognized as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The assets are depreciated over the shorter of the asset’s useful lives and the term of the lease. Interest on the lease instalments is recognized as interest expense over the lease term using the effective interest method. Leases for land and buildings are recorded separately if the lease payments can be allocated accordingly.

Page | 17

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

Leases that do not transfer all the risks and rewards of ownership are classified as operating leases. Payments are recorded in profit or loss using the straight line method over their estimated useful lives.

(m)	Income Taxes

Income tax expense consists of current and deferred tax expense.

Current tax expense is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at period end adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits, and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

The following temporary differences do not result in deferred tax assets or liabilities:

•	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;
•	goodwill; and
•	investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(n)	Provisions

i.	Closure and Rehabilitation Provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operation are initially recognized and recorded as a liability based on estimated future cash flows discounted at the risk-free rate.

The closure and reclamation provision (“CRP”) is adjusted at each reporting period for changes to the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free discount rate.

The liability is accreted to full value over time through periodic charges to profit or loss.

The amount of the CRP initially recognized is capitalized as part of the related asset’s carrying value and amortized to profit or loss. The method of amortization follows that of the underlying asset. The costs related to a CRP are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a CRP no longer exists, there is no longer future benefit related to the costs and as such, the amounts are expensed. For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the CRP with an offsetting adjustment to the capitalized closure and rehabilitation costs.

Page | 18

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

ii.	Environmental Disturbance Restoration Provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions (“EDRP”). The costs associated with an EDRP are accrued and charged to earnings in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to an EDRP due to changes in estimates are also charged to earnings in the period of adjustment. These costs are not capitalized as part of the long-lived asset’s carrying value.

iii.	Other Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect of the time value of money is material the provision is discounted using an appropriate current market based pre-tax discount rate.

(o)	Share Capital

Common shares are classified as equity. Costs directly attributable to the issuance of common share are shown in equity as a deduction from the proceeds.

(p)	Revenue Recognition

Revenue arising from the sale of metal concentrates is recognized when all significant risks and rewards of ownership of the concentrates have been transferred to the buyer. The passing of risk and rewards to the customer is based on the terms of the sales contract. Final commodity prices are set in a period subsequent to the date of sale based on a specified quotational period either one, two, or three months after delivery. The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing market price.

Variations between the price recorded at the delivery date and the final price set under the sales contracts are caused by changes in market prices, and result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in sales in the consolidated income statement. Sales of metal concentrates are net of refining and treatment charges.

Revenues from metal concentrate sales are also subject to adjustment upon final settlement of weights and assays as of a date that is typically one, two, or three months after the delivery date. Typically, the adjustment is based on an inspection of the concentrate by the customer and in certain cases, an inspection by a third party. Adjustments for weights and assays are recorded when results are determinable or on final settlement.

(q)	Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions were not satisfied, the expense previously recognized are reversed in the period the forfeiture occurs.

Share-based payment expenses relating to cash-settled awards, including deferred and restricted share units are accrued and expensed over the vesting period based on the quoted market value of Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted at each reporting period for changes in the underlying share price.

Equity settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counter party renders the services.

Page | 19

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

i.	Stock Option Plan

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the graded vesting period of the options

ii.	Deferred Share Unit (“DSU”) Plan

Deferred share units are typically granted to non-executive directors of the Company. They are payable in cash upon resignation, retirement, removal, failure to achieve re-election, or upon a change of control of the Company. The DSU compensation liability is accounted for based on the number of DSUs outstanding and the quoted market value of the Company’s common shares at the financial position date. The year-over-year change in the DSU compensation liability is recognized in profit or loss.

iii.	Share Unit Plans

The Company’s amended and restated share unit plan (the “SU Plan”) covers all restricted share units (“RSUs”) and performance share unites (“PSUs”) granted by the Company on and after March 1, 2015. All RSUs granted prior to March 1, 2015 are governed by the restricted share unit plan dated November 12, 2010.

Restricted Share Units (“RSUs”)

The Company’s RSUs are settled in either cash or equity, as determined by the Company’s Board of Directors at the grant date and typically vest over three years, in tranches of 20%, 30%, and 50%. For cash-settled RSUs the compensation liability is accounted for based on the number of RSUs outstanding and the quoted market value of the Company’s common shares at the financial position date. The Company recognizes a compensation cost in profit or loss for cash settled RSUs granted equal to the quoted market value of the Company’s common shares at the date of which RSUs are awarded to each participant over the vesting period on a graded vesting basis and adjusts for the changes in the fair value until the end of the term of the RSUs. The cumulative effect of the change in fair value is recognized in profit or loss in the period of change.

The fair value of equity settled RSUs are determined based on the quoted market value of the Company’s common shares at the date of grant and the compensation expense is recognized over the vesting period on a graded vesting basis with a corresponding amount recorded as reserves.

Performance Share Units (“PSUs”)

Performance Share Units ("PSUs") are performance-based awards for the achievement of specified performance metrics by specified deadlines, which are settled in cash and vest over a three-year period in tranches of 20%, 30% and 50%. The Company’s PSUs are settled in cash. The fair value of the estimated number of PSUs awarded that will eventually vest, determined as the date of grant is recognized as share-based payments expense within selling, general and administrative expenses in the consolidated income statement over the vesting period with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period. Any changes in fair value up to the settlement date are recognized as share-based payments expense or recovery. The fair value of PSUs is estimated for each PSUs granted equal to the quoted market value, up to a maximum of two times the grant price of the Company’s common shares.

PSUs for which the performance metrics have not been achieved are forfeited and cancelled.

(r)	Related Party Transactions

Parties are considered to be related if one party has the ability directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities, and include key management personnel of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Page | 20

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

(s)	Earnings per Share

Basic earnings per share is computed by dividing the net income for the year by the weighted average number of common shares outstanding during the year.

The diluted earnings per share calculation is based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year, but only if dilutive.

(t)	Segment Reporting

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective considering the performance of the Company’s business units.

A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

The business operations comprise the mining and processing of silver-lead, zinc, and silver-gold and the sale of these products.

(u)	Significant Accounting Estimates and Judgements

The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impacts of such judgements and estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these consolidated financial statements for the year ended December 31, 2017, the Company applied the critical judgements and estimates as disclosed in note 4.

(v)	Adoption of New Accounting Standards

The following standards or amendments were adopted effective January 1, 2017. They had no significant impact on the financial position, results of operations, or cash flows of the Company previously reported.

Amendments to IAS 12, Recognition of Deferred Tax Assets for Unrealized Losses. On January 19, 2016, the IASB issued amendments to IAS 12 to clarify how to account for deferred tax assets related to debt instruments measured at fair value. The Company applied this amendment on January 1, 2017 with no change to the condensed consolidated financial statements.

Page | 21

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

Amendments to IAS 7, Statement of Cash Flow, Disclosure Initiative. On January 29, 2016, the IASB issued amendments to IAS 7 to provide investors with additional information to better understand changes in financial liabilities arising from both cash and non-cash items. The Company applied this amendment on January 1, 2017. As a result of applying this amendment, the Company presents new disclosures relating to the changes in financial liabilities arising from financing activities (Note 33).

(w)	New Accounting Standards issued but not yet effective

In 2014, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which will replace IAS 39, Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 9 does not replace the requirements for portfolio fair value hedge accounting for interest rate risk (often referred to as the “macro hedge accounting” requirements) since this phase of the project was separated from the IFRS 9 project due to the longer-term nature of the macro hedging project which is currently at the discussion paper phase of the due process.

The Company expects the following impact of this standard upon adoption on January 1, 2018:

•	the Company does not expect to apply hedge accounting to its metal forward and collar contracts, and intends to continue to apply hedge accounting to its interest rate swap; and
•	the Company does not expect a material impact to the measurement of its financial instruments from any of the other changes to this standard, including the new expected credit loss model for calculating impairment of financial assets.

The Company is continuing to evaluate its disclosure obligations under IFRS 9.

In 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which provides guidance on the nature, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The effective date of this standard is January 1, 2018, with earlier adoption permitted.

We have performed an assessment on the impact of the implementation of IFRS 15 and concluded it will not change the timing of revenue recognition or amounts of revenue to be recognized compared to how we recognize revenue under current accounting policies.

Our revenues involve a relatively limited number of contracts and customers. Revenues from concentrates are recognized as provisional sales, at the time the control of the concentrate is obtained by the customer. Our concentrate sales are subject to change in metal prices between the time of delivery and their final settlement. However, we are able to reasonably estimate the transaction price for the concentrate sale at the time control is transferred and then we adjust the values each period using forward prices until final settlement.

We will revise our disclosures under IFRS 15 and will present additional disclosure of revenue from contracts with customers in the notes to the financial statements.

In 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. The new standard is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense and finance costs of these entities in the statement of profit or loss. The Company is currently evaluating the impact the new standard will have on its financial results.

(x)	Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the year ended December 31, 2017.

Page | 22

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

4.	Use of Judgements and Estimates

(a)	Critical Accounting Estimates and Assumptions

Many of the amounts included in the consolidated financial statements require management to make judgements and/or estimates. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Estimates of the quantities of the mineral reserves and mineral resources from the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Significant estimation is involved in determining the reserves and resources included within our life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision. As at December 31, 2017 we have used the following long term prices for our reserve and resource estimations: Gold $1,250/oz, Silver $19/oz, Lead $2,200/t and Zinc $2,500/t.

In addition to the estimates above, estimation is involved in determining the percentage of resources ultimately expected to be converted to reserves and hence included in our life of mine plans. Our life of mine plans include a portion of inferred resources as we believe this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The percentage of inferred resources out of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgement and actual outcomes may vary from these judgements and estimates and such changes could have a material impact on the financial results. Some of the key judgements of the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises. See note 3(g)(i).

Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. Costs are charged to the consolidated statement of income (loss) when a property is abandoned or when there is a recognized impairment in value.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

Page | 23

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated statement of income (loss).

Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Revenue Recognition

Revenue from the sale of concentrate is recorded at the time the risks and rewards of ownership pass to the buyer using monthly average metal prices on the expected date of final settlement at which time the final sale prices will be fixed. Variations between the prices at initial recognition and final settlement may occur due to changes in the market metal prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in the fair value classified as revenue. For changes in metal quantities upon receipt of new information and assay, the provisional sale quantities are adjusted.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

(b)	Critical Accounting Judgements in Applying the Entity’s Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Page | 24

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgement in assessing whether indicators of impairment or reversal of impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, life of mines, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar. The determination of functional currency may require certain judgements to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in the events and conditions which determined the primary economic environment.

5.	Short Term Investments

	December 31,	December 31,
	2017	2016
Term deposits and similar instruments	$29,500	$41,100

The term deposits have maturities in excess of 90 days and less than one year on the date of acquisition.

6.	Marketable Securities

	December 31,	December 31,
	2017	2016
Common shares of Medgold Resources Corp.	$-	$1,266
Warrants of Medgold Resources Corp.	-	313
Common shares of Prospero Silver Corp.	555	-
Warrants of Prospero Silver Corp.	1	-
	$556	$1,579

In June 2016, the Company acquired 10 million common shares and 10 million common share purchase warrants of Medgold Resources Corp. ("Medgold"). In February 2017, the Company exercised all of the Medgold warrants it held. Upon exercise, the Company held 24.0% of the issued and outstanding common shares of Medgold (20.4% on a fully diluted basis) and reclassified the amounts to investment in associate (note 7).

In May 2017, the Company acquired by way of a private placement 5,357,142 units of Prospero Silver Corp. ("Prospero") at a price of C$0.28 per unit for cash consideration of C$1.5 million. Each unit was comprised of one common share and one common share purchase warrant exercisable at C$0.35 per share until May 2020. Following the transaction, the Company owned approximately 15% of the issued and outstanding common shares of Prospero and would own 25.95% if all of the warrants were exercised. The Board of Directors of Prospero is required to approve an increase in the Company’s ownership above 19.9%. As at December 31, 2017, the Company owned approximately 15% of the issued common shares of Prospero.

Page | 25

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

During the year ended December 31, 2017, the Company recognized an unrealized loss of $85 (2016 –$80 unrealized gain) related to fair value adjustments on its marketable securities through the income statement and an unrealized loss of $555, related to fair value adjustments on its marketable securities through other comprehensive income (2016 – $334 unrealized gain).

7.	Investment in Associate

Medgold is a Canadian public company which trades on the TSX Venture Exchange under the ticker symbol MED and is quoted in Canadian dollars ("C$"). Medgold's principal business activity is the acquisition and exploration of resource properties in Serbia.

On February 7, 2017, the Company exercised its common share purchase warrants to purchase 10 million common shares of Medgold (note 6) which resulted in the Company increasing its interest to 24.0% As a result, the Company has significant influence over Medgold commencing on February 7, 2017, and accounts for its investment using the equity method. As at December 31, 2017, the Company owned a 22% interest in Medgold. The market value of the Company’s investment in Medgold as at December 31, 2017 was $3,200.

The Company is related to Medgold by virtue of a director in common.

Medgold shares and warrants presented as marketable securities, January 1, 2017	$1,579
Cash paid upon exercise of warrants	1,372
Fair value adjustments prior to February 7, 2017	(65)
Balance of Medgold investment at February 7, 2017	2,886
Share of Medgold's loss for the period February 7, 2017 to December 31, 2017	(192)
Balance at December 31, 2017	$2,694

8.	Accounts and Other Receivables

	December 31,	December 31,
	2017	2016
Trade receivables from concentrate sales	$34,250	$23,185
Advances and other receivables	1,249	1,095
Value added taxes recoverable	871	707
Accounts and other receivables	$36,370	$24,987

The Company's trade receivables from concentrate sales are expected to be collected in accordance with the terms of the existing concentrate sales contracts with its customers and no amounts were past due at December 31, 2017 or December 31, 2016.

9.	Inventories

	December 31,	December 31,
	2017	2016
Concentrate stockpiles	$2,594	$1,285
Ore stockpiles	4,144	2,659
Materials and supplies	11,015	9,628
Inventories	$17,753	$13,572

During the year ended December 31, 2017, the Company expensed $156,614 (2016 – $127,984), of inventories to cost of sales and wrote down $985 (2016 - $nil) of spare parts inventory to their net realizable value.

Page | 26

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

10.	Derivative Assets and Derivative Liabilities

	December 31,	December 31,
Assets	2017	2016
Interest rate swap	$140	$-
Commodity derivative contracts	-	973
Derivative assets	$140	$973

Liabilities
Interest rate swap	$-	$254
Commodity derivative contracts	2,328	-
Derivative liabilities	$2,328	$254

(a)	Commodity derivative contracts

In December 2016, the Company entered into two sets of zinc forward sales contracts with Scotiabank, to mitigate its commodity price risks. The zinc forward sales contracts consist of a total of 3,900 tonnes of zinc at a price of $2,650 per tonne and 3,900 tonnes of zinc at a price of $2,750 per tonne which settled, on average, 650 tonnes per month through to the end of December 2017.

In January 2017, the Company entered into a set of lead forward sales contracts with Scotiabank, to mitigate its commodity price risks. The lead forward sales contracts consist of 2,965 tonnes of lead at a price of $2,340 per tonne which sttled, on average, 270 tonnes per month through to the end of December 2017.

In July 2017, the Company entered into zero cost collars for an aggregate 7,500 tonnes of lead with a floor price of $2,100 per tonne and a cap price of $2,500 per tonne, maturing from August 2017 to June 2018. In 2017, the Company also entered into zero cost collars for an aggregate 6,500 tonnes of zinc with a floor price of $2,500 per tonne and a cap price of $2,965 per tonne, maturing during the first half of 2018.

The zinc and lead contracts are derivative financial instruments and are not accounted for as designated hedges under IAS 39. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

The following table summarizes the gains (losses) from the settlement of and the open positions for the zinc and lead forward sales contracts as at December 31, 2017:

Page | 27

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

	December 31,	December 31,
	2017	2016
Realized
Zinc Contracts
Tonnes settled	7,803	-
Average settlement price per tonne	$2,894	$-
Settlement gains (losses)	$(1,521)	$-

Lead Contracts
Tonnes settled	4,465	-
Average settlement price per tonne	$2,361	$-
Settlement gains (losses)	$19	$-

Unrealized
Zinc Contracts
Open positions - tonnes	6,500	7,803
Price per tonne	$2,500 - 3,190	$2,650 - 2,750
Unrealized gains (losses)	$(2,957)	$973

Lead Contracts
Open positions - tonnes	6,000	-
Price per tonne	$2,100 - 2,689	$-
Unrealized gains (losses)	$(344)	$-

(b)	Interest rate swap

Effective April 1, 2015, the Company entered into an interest rate swap ("Swap") on a notional amount of $40,000, which expires on March 25, 2019 and matches the maturity of the bank loan. The swap has been designated as a hedge for accounting purposes. The swap was entered into to hedge the variable interest rate risk on the Company’s bank loan. The fixed interest rate on the swap is 1.52% and the floating amount is based on the one-month LIBOR rate. The swap is settled on a monthly basis, with settlement being the net difference between the fixed and floating interest rates.

During the year ended December 31, 2017, the Company recognized unrealized gain of $369 (2016 – $85), related to fair value adjustments through other comprehensive income. The Swap was determined to be an effective hedge for the years ended December 31, 2017 and 2016, respectively.

Subsequent to December 31, 2017, the Company terminated the Swap and received a $214 settlement payment.

11.	Assets held for sale

During the year ended December 31, 2017, it was determined that certain plant and equipment were no longer be required for mining operations at the San Jose Mine and became available for immediate sale. As a result, the Company wrote-down the carrying amount of these assets by $901 to their estimated fair value of $1,701 and transferred the balance from property, plant and equipment to assets held for sale.

12.	Other non-current receivables

As at December 31, 2017, there were $1,223 (2016 - $562) of value added tax recoverable from expenditures on the development of the Lindero Gold Project in Argentina. The Company expects recovery of these amounts to commence once the Lindero Gold Project reaches commercial production.

Page | 28

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

13.	Mineral Properties and Exploration and Evaluation Assets

	Depletable		Not depleted
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance, January 1, 2017	$100,630	$151,259	$130,590	$1,844	$384,323
Additions	10,599	13,888	9,234	2,508	36,229
Change in rehabilitation provision	1,448	(931)	301	-	818
Disposals	-	-	-	(202)	(202)
Reclassifications	(8)	(18)	29	-	3
Balance, December 31, 2017	$112,669	$164,198	$140,154	$4,150	$421,171

ACCUMULATED IMPAIRMENT
Balance, January 1, 2017	$31,900	$-	$-	$-	$31,900
Impairment reversal (note 14)	(31,900)	-	-	-	(31,900)
Balance, December 31, 2017	$-	$-	$-	$-	$-

ACCUMULATED DEPLETION
Balance, January 1, 2017	$42,059	$46,829	$-	$-	$88,888
Impairment reversal (note 14)	13,038	-	-	-	13,038
Depletion	5,956	16,677	-	-	22,633
Balance, December 31, 2017	$61,053	$63,506	$-	$-	$124,559

NET BOOK VALUE, December 31, 2017	$51,616	$100,692	$140,154	$4,150	$296,612

Page | 29

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

	Depletable		Not depleted
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance, January 1, 2016	$92,973	$136,666	$-	$1,533	$231,172
Acquisition of subsidiary	-	-	128,687	-	128,687
Additions	7,060	14,643	1,795	942	24,440
Change in rehabilitation provision	597	(414)	108	-	291
Disposals	-	(512)	-	(631)	(1,143)
Reclassifications	-	876	-	-	876
Balance, December 31, 2016	$100,630	$151,259	$130,590	$1,844	$384,323

ACCUMULATED IMPAIRMENT
Balance, January 1, 2016	$31,900	$-	$-	$-	$31,900
Balance, December 31, 2016	$31,900	$-	$-	$-	$31,900

ACCUMULATED DEPLETION
Balance, January 1, 2016	$37,552	$33,000	$-	$-	$70,552
Depletion	4,507	13,829	-	-	18,336
Balance, December 31, 2016	$42,059	$46,829	$-	$-	$88,888

NET BOOK VALUE, December 31, 2016	$26,671	$104,430	$130,590	$1,844	$263,535

The assets of Bateas (Caylloma) and Cuzcatlan (San Jose), and their holding companies, are pledged as security under the Company’s credit facility.

a)	Exploration and Evaluation Assets

Included in mineral properties are exploration and evaluation assets which are categorized as not depleted other in the above tables. The Company is currently conducting exploration and evaluation activities on the following properties:

(i)	Tlacolula Property

On August 2, 2017, the Company completed a Purchase and Sale Agreement with Radius Gold Inc. to acquire the Tlacolula gold property (the “Property”) for total consideration of $1,328, comprising of $150 cash and the issuance of 239,385 common shares valued at $1,128. Radius was granted a 2% NSR royalty on the Property, of which one-half of the royalty can be purchased for $1,500.

During the year ended December 31, 2017, the Company spent $158 on the Property, which has been capitalized as part of mineral properties.

(ii)	Northwest Nevada Initiative

In December 2016, the Company entered into an option agreement with an unrelated party to acquire 6,756 mineral claims in north west Nevada, USA, totaling 239,128 acres (96,773 hectares).

To maintain this agreement, the Company is required to make cash payments totaling $2,300, a combination of cash and shares of $4,100 and spend $2,000 in exploration expenditures by December 6, 2020. A further success payment is required if the Company completes an economic study on a potential mine if certain minimum technical parameters based on resource size and rate of return are met.

Page | 30

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

During the year ended December 31, 2017, the Company completed a drilling program with less than encouraging results and decided to terminate the option agreement and wrote-off the carrying value of the Property.

Balance, December 31, 2016	$200
Exploration expenditures during the year	1,410
1,610
Less: charged to exploration expenses	(1,301)
Less: transferred to accounts receivable	(109)
200
Less: write-off	(200)
Balance December 31, 2017	$-

b)	Lindero Gold Project

On July 28, 2016, Fortuna Silver Mines Inc. acquired all the issued and outstanding common shares of Goldrock Mines Corp. ("Goldrock"), a public company listed on the TSX Venture Exchange, by issuing 14,569,045 common shares and 1,514,677 warrants, exercisable at C$6.01 per common share and expiring on October 31, 2018. Goldrock's principal asset is the 100% owned Lindero Gold Project located in Salta Province, Argentina. This acquisition has been accounted for as an asset purchase, as Goldrock Mines Corp. and its subsidiaries did not meet the definition of a business as defined in IFRS 3 «Business Combinations».

The following summarizes the consideration paid and estimates of fair value of assets acquired and liabilities assumed:

Consideration:
14,569,045 common shares of the Company		$122,813
1,514,677 warrants		7,401
Costs of the transaction	8,226
Cash of Goldrock received	(528)
Costs of the transaction paid by Goldrock prior to closing	(2,822)	4,876
		$135,090

Assets acquired and liabilities assumed:
Accounts receivable		$249
Machinery and Equipment		6,954
Accounts payable		(700)
Closure and rehabilitation provisions		(100)
Lindero Gold Project		128,687
		$135,090

The cash used for the purchase of the Lindero Gold Project was as follows:

Total consideration	$135,090
less: Non-cash issuance of common shares	(122,813)
less: Non-cash issuance of warrants	(7,401)
$4,876
Comprising:
Cash transaction costs	$5,404
less: Cash of Goldrock received	(528)
$4,876

Page | 31

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

The consideration was determined based on the fair value of the Company’s shares at the closing date of the acquisition, plus the estimated fair value of warrants issued and transaction costs incurred. The warrants were accounted for under IFRS 2 «Share-based Payment», and are treated as equity settled share-based payments. The corresponding credit has been recorded in equity. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis.

On September 21, 2017, the Board of Directors approved the construction of the Lindero Gold Project, and the expenditures related to this project are no longer classified as an exploration and evaluation asset.

14.	Impairment Reversal

For the year ended December 31, 2017, the Company recognized an impairment reversal of $31,119 with respect to the Caylloma Mine. The impairment reversal was due to the significant increase in resources from the successful exploration drill program at the Animas NE vein  and increases in the estimated zinc and lead prices. With the increase in resources, as well as increases in estimated prices, management updated its mine plan for the Caylloma mine. The new mine plan significantly improved the production profile and the associated cash flows compared with the Company’s previous estimates and accordingly, was considered to be an indicator of impairment reversal.

The impairment charges recorded during the years ended December 31, 2015 and 2013 were $55,000 before tax. The amount of impairment reversal is limited to the carrying amount had no impairment been recognized in prior periods, net of depletion and amortization which would have been recognized.

The recoverable amount of the Caylloma Mine was determined based on its fair value less costs of disposal estimated utilizing a discounted cash flow model. The projected cash flows used are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves and resources, production cost estimates, future capital expenditures and discount rates. The discounted cash flow model is a Level 3 measurement in the fair value hierarchy.

For the year ended December 31, 2017, the Company's impairment testing incorporated the following key assumptions in addition to the increase in the estimated life of the mine:

a)	Weighted average cost of capital

As at December 31, 2017, projected cash flows were discounted using a real after-tax discount rate of 4.1% which represented the estimated weighted average cost of capital.

b)	Metal Price assumptions

Metal Price Assumptions	2018	2019	2020	2021	2022 -2025
Silver price ($ per ounce)	$17.56	$18.44	$19.00	$19.00	$18.40
Gold price ($ per ounce)	$1,300	$1,300	$1,342	$1,325	$1,325
Lead price ($ per tonne)	$2,469	$2,403	$2,315	$2,205	$2,205
Zinc price ($ per tonne)	$3,175	$3,031	$2,756	$2,756	$2,425

Page | 32

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

15.	Plant and Equipment

	Machinery and equipment	Land, buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Balance, January 1, 2017	$57,685	$132,067	$15,848	$1,095	$7,810	$941	$215,446
Additions	3,290	276	726	108	-	10,812	15,212
Disposals	(3,461)	(1,184)	(3,006)	(110)	(515)	(730)	(9,006)
Reclassifications	4,703	579	(7,253)	70	-	1,898	(3)
Balance, December 31, 2017	$62,217	$131,738	$6,315	$1,163	$7,295	$12,921	$221,649

ACCUMULATED IMPAIRMENT
Balance, January 1, 2017	$3,776	$16,154	$2,365	$-	$475	$-	$22,770
Disposals	(1)	-	-	-	(75)	-	(76)
Impairment reversal (note 14)	(3,775)	(16,154)	(2,365)	-	(400)	-	(22,694)
Balance, December 31, 2017	$-	$-	$-	$-	$-	$-	$-

ACCUMULATED DEPRECIATION
Balance, January 1, 2017	$17,864	$33,479	$6,748	$576	$3,146	$-	$61,813
Disposals	(2,549)	(448)	(1,507)	(101)	(440)	-	(5,045)
Reclassifications	3,907	-	(3,920)	13	-	-	-
Impairment reversal (note 14)	2,449	6,484	1,253	-	251	-	10,437
Depreciation	5,899	12,838	1,316	174	553	-	20,780
Balance, December 31, 2017	$27,570	$52,353	$3,890	$662	$3,510	$-	$87,985

NET BOOK VALUE, December 31, 2017	$34,647	$79,385	$2,425	$501	$3,785	$12,921	$133,664

Page | 33

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

	Machinery and equipment	Buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Balance, January 1, 2016	$28,462	$94,872	$15,476	$711	$5,215	$38,792	$183,528
Acquisition of subsidiary	6,954	-	-	-	-	-	6,954
Additions	1,627	258	368	181	2,013	21,849	26,296
Disposals	(211)	-	(106)	(64)	(75)	-	(456)
Reclassifications	20,853	36,937	110	267	657	(59,700)	(876)
Balance, December 31, 2016	$57,685	$132,067	$15,848	$1,095	$7,810	$941	$215,446

ACCUMULATED IMPAIRMENT
Balance, January 1, 2016	$3,784	$16,154	$2,405	$-	$483	$-	$22,826
Disposals	(8)	-	(40)	-	(8)	-	(56)
Balance, December 31, 2016	$3,776	$16,154	$2,365	$-	$475	$-	$22,770

ACCUMULATED DEPRECIATION
Balance, January 1, 2016	$14,816	$24,466	$4,387	$505	$2,845	$-	$47,019
Disposals	(199)	-	(64)	(60)	(67)	-	(390)
Reclassifications	12	2	(14)	-	-	-	-
Depreciation	3,235	9,011	2,439	131	368	-	15,184
Balance, December 31, 2016	$17,864	$33,479	$6,748	$576	$3,146	$-	$61,813

NET BOOK VALUE, December 31, 2016	$36,045	$82,434	$6,735	$519	$4,189	$941	$130,863

16.	Trade and Other Payables

	December 31,	December 31,
	2017	2016
Trade accounts payable	$13,576	$15,251
Refundable deposits to contractors	686	1,514
Payroll payable	13,894	10,755
Mining royalty	1,023	755
Value added taxes payable	1,285	1,866
Interest payable	137	114
Due to related parties (note 17(a))	-	10
Other payables	411	354
	31,012	30,619

Deferred share units payable	5,094	4,992
Restricted share units payable	2,679	2,870
Performance share units payable	2,691	1,679
Total current share units payable (note 22)	10,464	9,541

Total trade and other payables	$41,476	$40,160

Page | 34

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

17.	Related Party Transactions

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the years ended December 31, 2017 and 2016:

a)	Purchase of Goods and Services

During the year ended December 31, 2017 and 2016, the Company entered into the following related party transactions with Gold Group Management Inc. and Mill Street Services Ltd., companies with directors in common with the Company.

	Year ended December 31,
	2017	2016
Salaries and wages	$138	$121
General and administrative expenses	175	103
	$313	$224

The Company has outstanding balances payable with Gold Group Management Inc. of $nil as at December 31, 2017 (December 31, 2016 - $10). Amounts due to related parties are due on demand, and are unsecured.

b)	Key Management Personnel

	Year ended December 31,
	2017	2016
Salaries and short term employee benefits	$4,704	$3,987
Directors fees	594	357
Consulting fees	138	127
Share-based payments	3,672	13,527
	$9,108	$17,998

18.	Bank Loan

In April 2015, the Company drew down $40,000 of the $60,000 available under its credit facility agreement with the Bank of Nova Scotia (“Credit Facility”). The Credit Facility is secured by a first ranking lien on the assets of Bateas, Cuzcatlan, and their holding companies. Interest on the Credit Facility is calculated using the one, two, three, or six month US$ LIBOR rates plus a graduated margin based on the Company’s leverage ratio, as defined in the Credit Facility. Interest is payable one month in arrears. The Credit Facility is repayable with a balloon payment on the maturity date of April 1, 2019.

While the Credit Facility remains drawn, the Company is required to maintain the following financial covenants:

a)	Total debt to EBITDA (as defined in the Credit Facility) of not greater than 3:1 calculated on a rolling four fiscal quarter basis and measured at the end of each fiscal quarter of the Company; and,
b)	Minimum tangible net worth (as defined in the Credit Facility) in an amount equal to the sum of (a) 85% of the tangible net worth as at June 30, 2014, (b) 50% of positive quarterly net income earned after June 30, 2014, and (c) 50% of the value of any equity interests issued by the Company after June 30, 2014.

As at December 31, 2017 and 2016, the Company was in compliance with all covenants under the Credit Facility. Other than interest, no payments are required until April 2019.

Page | 35

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

On January 26, 2018, the Company entered into an amended and restated credit facility with the Bank of Nova Scotia (“Amended Credit Facility”). The Amended Credit Facility consists of a $40,000 non-revolving credit facility and an $80,000 revolving credit facility. The Amended Credit Facility is secured by a first ranking lien on the assets of Bateas, Cuzcatlan, Mansfield and their holding companies. The Company must comply with the terms in the amended agreement related to reporting requirements, conduct of business, insurance, notices, and must maintain certain covenants.

19.	Finance Lease Obligations

	Minimum lease payments
	December 31,	December 31,
	2017	2016
Less than one year	$912	$2,189
Between one and five years	-	912
	912	3,101
Less: future finance charges	(6)	(67)
Present value of minimum lease payments	$906	$3,034

Presented as:
Current portion	$906	$2,128
Non-current portion	-	906

20.	Other Liabilities

	December 31,	December 31,
	2017	2016
Restricted share units (note 22)	$1,256	$1,619
Performance share units (note 22)	-	1,866
Other non-current liabilities	100	59
	$1,356	$3,544

21.	Closure and Rehabilitation Provisions

	Closure and rehabilitation provisions
	Caylloma Mine	San Jose Mine	Lindero Gold Project	Total
Balance January 1, 2017	$8,182	$4,822	$208	$13,212
Changes in estimate	1,761	(1,152)	301	910
Incurred and charged against the provision	(623)	(170)	-	(793)
Accretion expense	304	380	-	684
Effect of foreign exchange changes	-	220	-	220
Balance December 31, 2017	9,624	4,100	509	14,233
Current portion	1,533	123	-	1,656
Non-current portion	$8,091	$3,977	$509	$12,577

Closure and reclamation provisions represent the present value of rehabilitation costs relating to mine and development sites. There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of closure and rehabilitation obligations during year ended December 31, 2017, except for the timing caused by the extended Caylloma life of mine.

Page | 36

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

	Closure and rehabilitation provisions
	Caylloma Mine	San Jose Mine	Lindero Gold Project	Total
Anticipated settlement date	2022 - 2029	2025 - 2037	2019 - 2032
Undiscounted uninflated estimated cash flow	$9,726	$5,016	$444	$15,186
Discount rate	3.76%	7.22%	5.91%
Inflation rate	2.00%	3.87%	6.58%

22.	Share Based Payments

(a)	Deferred Share Units

	Number of Deferred Share Units	Fair Value
Outstanding, December 31, 2015	1,016,416	$2,279
Grants	201,319	781
Units paid out in cash	(238,027)	(1,721)
Units transferred to trade payables	(96,640)	(902)
Change in fair value	-	4,555
Outstanding, December 31, 2016	883,068	$4,992
Grants	91,108	429
Change in fair value	-	(327)
Outstanding, December 31, 2017	974,176	$5,094

(b)	Restricted Share Units

	Number of Restricted Share Units	Fair Value
Outstanding, December 31, 2015	1,015,846	$2,179
Grants to executive directors	317,276	1,161
Grants to officers	389,991	1,509
Grants to employees	82,679	323
Units paid out in cash	(419,019)	(2,104)
Forfeited or cancelled	(49,053)	-
Change in fair value and vesting	-	1,421
Outstanding, December 31, 2016	1,337,720	$4,489
Grants to officers	406,499	1,919
Grants to employees	38,037	181
Units paid out in cash	(406,022)	(2,114)
Forfeited or cancelled	(5,007)	(5)
Change in fair value and vesting	-	1,310
Outstanding, December 31, 2017	1,371,227	$5,780
Less: Equity grants to officers	(390,751)	(1,845)
Cash settled restricted share units, December 31, 2017	980,476	$3,935

Page | 37

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

(c)	Performance Share Units

	Number of Performance Share Units	Fair Value
Outstanding, December 31, 2015	1,236,620	$1,194
Units paid out in cash	(247,324)	(961)
Forfeited or cancelled	(103,761)	-
Change in fair value and vesting	-	3,312
Outstanding, December 31, 2016	885,535	$3,545
Units paid out in cash	(332,076)	(1,770)
Change in fair value and vesting	-	916
Outstanding, December 31, 2017	553,459	$2,691

23.	Share Capital

(a)	Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue.

In February 2017, the Company closed a private placement by issuing an aggregate of 11,873,750 common shares at a price of US$6.30 per common share for gross proceeds of $74,804, or net proceeds of $70,497 after share issuance costs.

(b)	Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at December 30, 2017, a total of 2,222,905 common shares were available for issuance under the plan.

	Number of stock options	Weighted average exercise price

		Canadian dollars
Outstanding, December 31, 2015	3,105,355	$3.66
Exercised	(2,236,861)	$3.45
Forfeited	(23,501)	$4.79
Outstanding, December 31, 2016	844,993	$4.19
Exercised	(307,160)	$3.39
Granted	617,694	$6.35
Outstanding, December 31, 2017	1,155,527	$5.56

Vested and exercisable, December 31, 2016	459,578	$3.68
Vested and exercisable, December 31, 2017	537,833	$4.64

During the year ended December 31, 2017, 617,694 options (2016 - nil) were granted.

Page | 38

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

The assumptions used to estimate the fair value of the stock options granted during the year ended December 31, 2017 were a risk-free interest rate of 0.77%, expected volatility of 63.02%, expected life of 3 years, expected forfeiture rate of 5.57%, and an expected dividend yield of nil. The fair value, as determined using the Black-Scholes model, was $2.61 per option granted in the period.

During year ended December 31, 2017, the Company expensed a total of $674, in share-based payments related to the vesting of stock options (2016 – $468).

(c)	Warrants

	Number of stock options	Weighted average exercise price

		Canadian dollars
Outstanding, December 31, 2015	-	$-
Granted	1,514,677	$6.01
Exercised	(931,700)	$6.01
Outstanding, December 31, 2016	582,977	$6.01
Exercised	(238,515)	$6.01
Granted	-	$6.01
Outstanding, December 31, 2017	344,462	$6.01

24.	Earnings per Share

	Year ended December 31,
Basic	2017	2016
Net income for the year	$66,305	$17,858
Weighted average number of shares (000's)	158,036	136,888
Earnings per share - basic	$0.42	$0.13

	Year ended December 31,
Diluted	2017	2016
Net income for the year	$66,305	$17,858
Weighted average number of shares ('000's)	158,036	136,888
Incremental shares from options	250	236
Incremental shares from warrants	26	929
Weighted average diluted number of shares (000's)	158,312	138,053

Diluted earnings per share	$0.42	$0.13

As at December 31, 2017, there were no anti-dilutive options or warrants excluded from the above calculation (2016 – Nil).

Page | 39

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

25.	Sales

(a)	By product and geographical area

	Year ended December 31, 2017
	Canada	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$-	$-	$179,996	$-	$179,996
Silver-lead concentrates	-	42,202	-	-	42,202
Zinc concentrates	-	45,913	-	-	45,913
Sales to external customers	$-	$88,115	$179,996	$-	$268,111

	Year ended December 31, 2016
	Canada	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$-	$-	$143,151	$-	$143,151
Silver-lead concentrates	-	40,442	-	-	40,442
Zinc concentrates	-	26,662	-	-	26,662
Sales to external customers	$-	$67,104	$143,151	$-	$210,255

(b)	By major customer

	Year ended December 31,
	2017	2016
Customer 1	$106,850	$71,184
Customer 2	73,146	71,967
Customer 3	79,523	18,238
Customer 4	8,508	40,646
Other Customers	84	8,220
	$268,111	$210,255

26.	Cost of Sales

	Year ended December 31, 2017
	Caylloma	San Jose	Total
Direct mining costs	$35,476	$58,187	$93,663
Salaries and benefits	6,013	5,286	11,299
Workers' participation	1,545	5,805	7,350
Depletion and depreciation	9,175	32,929	42,104
Royalties	1,283	2,852	4,135
	$53,492	$105,059	$158,551

Page | 40

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

	Year ended December 31, 2016
	Caylloma	San Jose	Total
Direct mining costs	$32,047	$46,574	$78,621
Salaries and benefits	5,399	4,697	10,096
Workers' participation	973	4,742	5,715
Depletion and depreciation	7,958	24,759	32,717
Royalties	873	1,627	2,500
	$47,250	$82,399	$129,649

27.	Selling, General, and Administrative

	Year ended December 31,
	2017	2016
Selling, general and administrative	$19,320	$15,616
Workers' participation	1,750	1,363
	21,070	16,979
Share-based payments	3,841	14,138
	$24,911	$31,117

28.	Other expenses

	Year ended December 31,
	2017	2016
Loss (gain) on disposal of property, plant, and equipment	$1,450	$(3)
Write off of inventories	985	280
Write off of mineral properties	202	1,143
Other income	(956)	-
	$1,681	$1,420

29.	Income Taxes

(a)	Reconciliation of effective tax rate

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. The significant reasons for the differences are as follows:

	Year ended December 31,
	2017	2016
Net income before tax	$104,951	$47,110
Statutory tax rate	26.0%	26.0%
Anticipated income tax at statutory rates	27,287	12,249
Non-deductible expenditures	1,082	514
Differences between Canadian and foreign tax rates	5,804	2,995
Change in estimate	88	(511)
Effect of change in tax rates	(1,576)	(622)
Inflation adjustment	(2,242)	(933)
Impact of foreign exchange	(666)	5,328
Change in deferred tax assets not recognized	4,194	4,839
Mining taxes	4,568	2,738
Withholding taxes	649	2,760
Other items	(542)	(105)
Total income tax expense	$38,646	$29,252
Total income tax represented by:
Current income tax expense	$34,863	$29,063
Deferred tax expense	3,783	189
	$38,646	$29,252

Page | 41

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

In 2015, Peru underwent a tax reform that included an announced decrease in tax rates over a four year period. In December of 2016 the future decreases were halted and the tax rate was increased. The Company's Peruvian operating subsidiary, Minera Bateas, had an agreement with Peruvian government that stabilized its tax rate until December 31, 2017. The Company will be subject to a Peruvian income tax rate of 29.5% in 2018 and thereafter.

On December 27, 2017, the Argentine Congress passed the proposed tax reform which became effective on January 1, 2018. The changes included an immediate transitional reduction in corporate income tax rate from 35% to 30% for the two taxation years beginning on or after January 1, 2018. Effective 2020 and thereafter, the Argentine corporate income tax rate will reduce from 30% to 25%.

Effective January 1, 2018, the British Columbia provincial tax rate will increase from 11% to 12%, resulting in an increase in the combined Canadian Federal and Provincial statutory tax rate of 27% starting 2018 and thereafter.

(b)	Tax amounts recognized in profit or loss

	Year ended December 31,
	2017	2016
Current tax expense
Current taxes on profit for the year	$34,940	$29,791
Changes in estimates related to prior years	(77)	(728)
	$34,863	$29,063

Deferred tax expense
Origination and reversal of temporary differences and foreign exchange rate effects	$5,194	$594
Changes in estimates related to prior years	165	217
Effect of changes in tax rates	(1,576)	(622)
	$3,783	$189

Total Tax expense	$38,646	$29,252

Page | 42

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

(c)	Deferred tax balances

The significant components of the recognized deferred tax assets and liabilities are:

	December 31,	December 31,
	2017	2016
Deferred tax assets:
Reclamation and closure cost obligation	$3,996	$3,940
Other	6,268	2,898
Total deferred tax assets	$10,264	$6,838

Deferred tax liabilities:
Mineral properties	$(30,413)	$(14,858)
Mining taxes	(3,376)	(3,336)
Equipment and buildings	(4,658)	(5,363)
Other	(474)	(8,155)
Total deferred tax liabilities	$(38,921)	$(31,712)

Net deferred tax liabilities	$(28,657)	$(24,874)

Classification:
	2017	2016
Deferred tax assets	$-	$471
Deferred tax liabilities	(28,657)	(25,345)
Net deferred tax liabilities	$(28,657)	$(24,874)

The Company's movement of net deferred tax liabilities is described below:

	2017	2016
At January 1	$24,874	$24,685
Deferred income tax expense through income statement	3,783	189
At December 31	$28,657	$24,874

Page | 43

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

(d)	Unrecognized deferred tax assets and liabilities

The Company recognizes tax benefits on losses or other deductible amounts where it is more likely than not that the deferred tax asset will be realized. The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consists of the following amounts:

	December 31,	December 31,
	2017	2016
Unrecognized deductible temporary differences and unused tax losses:
Non capital losses	$73,994	$55,500
Provisions and other	11,720	13,074
Share issue costs	4,473	624
Mineral properties, plant and equipment	762	1,801
Derivative liabilities	-	254
Capital losses	906	846
Unrecognized deductible temporary differences	$91,855	$72,099

As at December 31, 2017, the Company has temporary differences associated with investments in subsidiaries for which an income tax liability has not been recognized as the Company can control the timing of the reversal of the temporary differences and the Company plans to reinvest in its foreign subsidiaries. The temporary difference associated with investments in subsidiaries aggregate to:

	December 31,	December 31,
	2017	2016
Mexico	$69,044	$66,035
Peru	98,070	58,017

(e)	Tax loss carryforwards

Tax losses have the following expiry dates:

		December 31,	December 31,
	Year of expiry	2017	2016
Canada	2025 – 2037	$74,300	$55,500
Argentina	2018 – 2022	3,700	-
Mexico	2021 – 2025	332	450
Barbados	2022 – 2024	266	185

In addition, at December 31, 2017, the Company has accumulated Canadian resource-related expenses of $5,773 (2016 - $3,271) for which the deferred tax benefit has not been recognized.

30.	Segmented Information

The following summary describes the operations of each reportable segment:

•	Bateas – operates the Caylloma silver, lead, and zinc mine
•	Cuzcatlan – operates the San Jose silver-gold mine
•	Lindero – development of the Lindero Gold Project
•	Corporate – corporate stewardship

Page | 44

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

	Year ended December 31, 2017
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Revenues from external customers	$-	$88,115	$179,996	$-	$268,111
Cost of sales	-	(53,492)	(105,059)	-	(158,551)
Selling, general, and administration	(15,662)	(3,251)	(5,998)	-	(24,911)
Impairment reversal of mineral properties, plant, and equipment	-	31,119	-	-	31,119
Other expenses	(1,626)	(116)	(3,699)	-	(5,441)
Finance items	(867)	(4,620)	111	-	(5,376)
Segment profit (loss) before taxes	(18,155)	57,755	65,351	-	104,951
Income taxes	(643)	(17,136)	(20,927)	60	(38,646)
Segment profit (loss) after taxes	$(18,798)	$40,619	$44,424	$60	$66,305

	Year ended December 31, 2016
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Revenues from external customers	$-	$67,104	$143,151	$-	$210,255
Cost of sales	-	(47,250)	(82,399)	-	(129,649)
Selling, general, and administration	(23,684)	(2,616)	(4,817)	-	(31,117)
Other income (expenses)	195	(767)	(376)	-	(948)
Finance items	(1,847)	718	(302)	-	(1,431)
Segment profit (loss) before taxes	(25,336)	17,189	55,257	-	47,110
Income taxes	(2,728)	(4,411)	(21,935)	(178)	(29,252)
Segment profit (loss) after taxes	$(28,064)	$12,778	$33,322	$(178)	$17,858

	December 31, 2017
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Total assets	$82,978	$156,513	$316,692	$150,465	$706,648
Total liabilities	$57,889	$35,169	$48,441	$1,565	$143,064
Capital expenditures	$540	$13,184	$22,577	$10,757	$47,058

	December 31, 2016
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Total assets	$40,351	$105,001	$279,316	$138,247	$562,915
Total liabilities	$57,132	$23,622	$57,962	$1,048	$139,764
Capital expenditures	$283	$8,996	$36,773	$2,009	$48,061

31.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Page | 45

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

Financial asset or liability	Methods and assumptions used to estimate fair value

Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. We mark these to market at each reporting date based on the forward price corresponding to the expected settlement date.

Interest rate swaps, and metal contracts	Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

Marketable securities - warrants	The Company determines the value of the warrants using a Black-Scholes valuation model which uses a combination of quoted prices and market-derived inputs, such as volatility and interest rate estimates. Fair value changes on the warrants are charged to profit and loss.

During the year ended December 31, 2017, and 2016, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 46

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

	Carrying value						Fair value
December 31, 2017	Available for sale	Fair value through profit or loss	Fair Value (hedging)	Loans and receivables	Other liabilities	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Marketable securities - shares	$555	$-	$-	$-	$-	$555	$555	$-	$-	$-
Marketable securities - warrants	-	1	-	-	-	1	-	1	-	-
Trade receivables concentrate sales	-	34,250	-	-	-	34,250	-	34,250	-	-
Interest rate swap asset	-	-	140	-	-	140	-	140	-	-
	$555	$34,251	$-	$-	$-	$34,946	$555	$34,391	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$-	$183,074	$-	$183,074	$-	$-	$-	$183,074
Term deposits	-	-	-	29,500	-	29,500	-	-	-	29,500
Other receivables	-	-	-	1,251	-	1,251	-	-	-	1,251
	$-	$-	$-	$213,825	$-	$213,965	$-	$-	$-	$213,825

Financial liabilities measured at Fair Value
Metal forward sales contracts	$-	$(2,328)	$-	$-	$-	$(2,328)	$-	$(2,328)	$-	$-
	$-	$(2,328)	$-	$-	$-	$(2,328)	$-	$(2,328)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$-	$-	$(13,576)	$(13,576)	$-	$-	$-	$(13,576)
Payroll payable	-	-	-	-	(13,894)	(13,894)	-	-	-	(13,894)
Share units payable	-	-	-	-	(11,720)	(11,720)	-	(11,720)	-	-
Finance lease obligations	-	-	-	-	(906)	(906)	-	-	-	(906)
Bank loan payable	-	-	-	-	(39,871)	(39,871)	-	(40,000)	-	-
Other payables	-	-	-	-	(1,671)	(1,671)	-	-	-	(1,671)
	$-	$-	$-	$-	$(81,638)	$(81,638)	$-	$(51,720)	$-	$(30,047)

Page | 47

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

	Carrying value						Fair value
December 31, 2016	Available for sale	Fair value through profit or loss	Fair Value (hedging)	Loans and receivables	Other liabilities	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Marketable securities - shares	$1,266	$-	$-	$-	$-	$1,266	$1,266	$-	$-	$-
Marketable securities - warrants	-	313	-	-	-	313	-	313	-	-
Trade receivables concentrate sales	-	23,185	-	-	-	23,185	-	23,185	-	-
Zinc forward contracts	-	973	-	-	-	973	-	973	-	-
	$1,266	$24,471	$-	$-	$-	$25,737	$1,266	$24,471	$-	-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$-	$82,484	$-	$82,484	$-	$-	$-	$82,484
Term deposits	-	-	-	41,100	-	41,100	-	-	-	41,100
Other receivables	-	-	-	72	-	72	-	-	-	72
	$-	$-	$-	$123,656	$-	$123,656	$-	$-	$-	$123,656

Financial liabilities measured at Fair Value
Interest rate swap liability	$-	$-	$(254)	$-	$-	$(254)	$-	$(254)	$-	$-
	$-	$-	$(254)	$-	$-	$(254)	$-	$(254)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$-	$-	$(15,251)	$(15,251)	$-	$-	$-	$(15,251)
Payroll payable	-	-	-	-	(10,755)	(10,755)	-	-	-	(10,755)
Share units payable	-	-	-	-	(13,026)	(13,026)	-	(13,026)	-	-
Finance lease obligations	-	-	-	-	(3,034)	(3,034)	-	-	-	(3,034)
Bank loan payable	-	-	-	-	(39,768)	(39,768)	-	(40,000)	-	232
Other payables	-	-	-	-	(17,605)	(17,605)	-	-	-	(17,605)
	$-	$-	$-	$-	$(99,439)	$(99,439)	$-	$(53,026)	$-	$(46,413)

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

32.	Management of Financial Risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The Company is exposed to certain financial risks, including credit risk, liquidity risk, currency risk, metal price risk, and interest rate risk.

(a)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of our trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short term investments are held through large financial institutions. These investments mature at various dates within one year.

The Company’s maximum exposure to credit risk as at December 31, 2017 and 2016 is as follows:

	December 31,	December 31,
	2017	2016
Cash and cash equivalents	$183,074	$82,484
Short term investments	29,500	41,100
Marketable securities	556	1,579
Derivative assets	140	973
Accounts receivable and other assets	36,370	24,987
Income tax receivable	130	72
Other non-current receivables	1,223	562
	$250,993	$151,757

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate are sold to large well-known concentrate buyers.

(b)	Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continually monitoring forecasted and actual cash flows. We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirements and our development plans. We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

Page | 49

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

The following are the remaining contractual maturities of financial liabilities at the reporting date. The tables include cash flows associated with both interest and principal payments.

	Expected payments due by year as at December 31, 2017
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$41,476	$-	$-	$-	$41,476
Bank loan	-	40,000	-	-	40,000
Derivative liabilities	2,328	-	-	-	2,328
Income tax payable	14,237	-	-	-	14,237
Finance lease obligations	906	-	-	-	906
Other liabilities	-	1,356	-	-	1,356
Operating leases	653	1,025	634	-	2,312
Provisions	1,708	4,690	5,465	3,323	15,186
	$61,308	$47,071	$6,099	$3,323	$117,801

	Expected payments due by year as at December 31, 2016
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$40,160	$-	$-	$-	$40,160
Bank loan	-	40,000	-	-	40,000
Derivative liabilities	254	-	-	-	254
Income tax payable	14,447	-	-	-	14,447
Finance lease obligations	2,189	912	-	-	3,101
Other liabilities	-	3,544	-	-	3,544
Operating leases	431	360	82	-	873
Provisions	1,154	2,728	5,172	5,174	14,228
	$58,635	$47,544	$5,254	$5,174	$116,607

Operating leases includes leases for office premises, computer equipment and other equipment used in the normal course of business.

(c)	Currency risk

The functional and reporting currency for all entities within the consolidated group is the US dollar. We are exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentinean pesos and Mexican pesos. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows. We have not hedged our exposure to foreign currency fluctuations.

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

As at December 31, 2017 and 2016, the Company was exposed to currency risk through the following assets and liabilities denominated in foreign currencies:

	December 31, 2017
(thousands)	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentinian Pesos
Cash and cash equivalents	4,511	693	27,842	12,186
Marketable securities	697	-	-	-
Accounts receivable and other assets	292	4,428	3,018	33
Income tax receivable	-	421	-	-
Investments in associates	3,685	-	-	-
Trade and other payables	(14,950)	(17,244)	(253,702)	(7,814)
Provisions, current	-	(4,975)	(2,418)	-
Income tax payable	-	(6,631)	(176,977)	-
Other liabilities	(1,576)	-	(1,967)	-
Provisions	-	(26,242)	(78,567)	-
Total foreign currency exposure	(7,341)	(49,550)	(482,771)	4,405
US$ equivalent of foreign currency exposure	(5,852)	(15,270)	(24,462)	236

	December 31, 2016
(thousands)	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentinian Pesos
Cash and cash equivalents	9,436	4,098	7,788	16,502
Marketable securities	2,300	-	-	-
Accounts receivable and other assets	343	3,810	3,369	115
Income tax receivable	-	243	-	-
Deposits on non-current assets	-	-	4,325	8,419
Trade and other payables	(14,581)	(13,666)	(208,364)	(3,891)
Due to related parties	(14)	-	-	-
Provisions, current	-	(2,765)	(6,169)	-
Income tax payable	-	(7,564)	(202,804)	509
Other liabilities	(4,679)	-	(1,220)	-
Provisions	-	(24,719)	(93,520)	(7,283)
Total foreign currency exposure	(7,195)	(40,563)	(496,595)	14,371
US$ equivalent of foreign currency exposure	(5,359)	(12,072)	(24,032)	904

Sensitivity as to change in foreign currency exchange rates on our net foreign currency exposure as at December 31, 2017 is provided below:

		Effect on foreign
		denominated
Currency	Change	items
Mexican Peso	+/- 10%	$2,351
Peruvian Soles	+/- 10%	$739
Argentinian Peso	+/- 10%	$52
Canadian Dollar	+/- 10%	$509

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

(d)	Metal Price Risk

We are exposed to metal price risk with respect to our sales of silver, gold, zinc, and lead concentrates. A 10% change in metal prices from the prices used at December 31, 2017 would result in the following change to sales and accounts receivable for sales which are still based on provisional prices as at December 31, 2017. As a matter of policy, we do not hedge our silver production.

Metal	Change	Effect on Sales
Silver	+/- 10%	$6,708
Gold	+/- 10%	$3,483
Lead	+/- 10%	$279
Zinc	+/- 10%	$453

We mitigate the price risk of our base metal production from time to time by committing a portion of such production under forward sales and collar contracts. We have entered into a series of lead and zinc forward sales and collar swaps representing approximately 50% of our expected lead and zinc production to June 2018 (note 10(a)).

(e)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, our interest rate exposure mainly relates to interest earned on our cash, cash equivalent, and short term investment balances, and the mark-to-market value of derivative instruments which depend on interest rates. We have entered into an interest rate swap to mitigate the interest rate risk on our bank loan.

33.	Supplemental cashflow information

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes were as follows:

	Bank Loan	Finance lease obligation	Interest rate swaps
As at January 1, 2016	$39,486	$1,884	$351
Additions	-	2,362	-
Amortization of transaction costs	282	-	-
Principal payments	-	(1,212)	-
Interest accrued	-	-	(14)
Change in fair value	-	-	(84)
As at January 1, 2017	39,768	3,034	253
Amortization of transaction costs	103	-	-
Principal payments	-	(2,128)	-
Interest accrued	-	-	(25)
Change in fair value	-	-	(368)
As at December 31, 2017	$39,871	$906	$(140)

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Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

34.	Contingencies and Capital Commitments

(a)	Bank Letter of Guarantee

The Caylloma Mine closure plan was updated in March 2017, with total undiscounted closure costs of $9,230 consisting of progressive closure activities of $3,646, final closure activities of $4,971, and post-closure activities of $613. Pursuant to the closure regulations, the Company is required to place the following guarantees with the government:

•	2017 – $3,179
•	2018 – $4,990
•	2019 – $6,928

The Company has established a bank letter of guarantee in the amount of $4,990 (2016 – $3,179), on behalf of Bateas in favor of the Peruvian mining regulatory agency, in compliance with local regulation and to collateralize Bateas’ mine closure plan. This bank letter of guarantee expires on December 31, 2018.

(b)	Other Commitments

As at December 31, 2017, the Company had capital commitments of $5,715 for civil work, equipment purchases and other services at the Lindero Gold Project expected to be expended within one year.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period, as at December 31, 2017 are as follows:

	Less than
	1 year	1 - 3 years	4 - 5 years	Total
Office premises	$563	$988	$634	$2,185
Computer equipment	89	37	-	126
Machinery	1	-	-	1
Total operating leases	$653	$1,025	$634	$2,312

(c)	Tax Contingencies

Peru

The Company has been assessed $1,750 by SUNAT, the Peruvian tax authority, including interest and penalties of $573, for tax years 2010 and 2011. The Company is appealing these assessments and has provided a guarantee by way of a letter bond in the amount of $838.

No amounts have been accrued as at December 31, 2017 or December 31, 2016 in respect of these tax assessments as the Company believes it is more likely than not that the Company’s appeal will be successful.

Page | 53

Fortuna Silver Mines Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(Presented in thousands of US dollars – unless otherwise noted)

Mexico

During 2015, the Company’s foreign trade operations for tax years 2011 to 2014 were reviewed by the Mexican Tax Administration Service ("SAT") and was subject to an administrative customs procedure ("PAMA") for specific temporary import documents (pediments). On October 27, 2015, the SAT issued an assessment regarding the Company’s foreign trade operations for tax years 2011 to 2014, and denied certain claims, which resulted in the following assessments totaling $198 (the "tax credit"):

•	$30 in general import tax, $90 in VAT, and $5 custom management tax, and
•	associated fines of $94

On December 11, 2015, the Company established a security bond in the amount of $211 in favor of PAMA to collateralize this tax credit of $198. On January 21, 2016, the Company presented its arguments before the Mexican Federal Court for the nullification and voidance of the tax credit (the “Company claim”). On August 18, 2016, the Mexican Federal Court issued a first instance resolution declaring the nullity and voidance of the tax assessment, which the tax authority appealed.

On April 6, 2017, the Mexican Federal Court issued a ruling to reinstate the tax credits in dispute and ordered the tax authority to settle the tax credits. The ruling is final and unappealable. In October 2017, the security bond was released and fully recovered.

(d)	Other Contingencies

The Company is subject to various investigations, royalties and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

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